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                             June 7, 2021

       Kim Boyce
       Chief Executive Officer
       Reflect Scientific Inc.
       1266 South 1380 West
       Orem, UT 84058

                                                        Re: Reflect Scientific
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10
                                                            Filed June 1, 2021
                                                            File No. 000-31377

       Dear Mr. Boyce:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10 filed June 1, 2021

       Dependence on One or a Few Major Customers, page 7

   1. We note your response to our prior comment and the revised disclosure on page 7, notably your statement
regarding "anomalies". In this regard, please clarify whether the customer that represented 46.2%
of revenues for the first quarter of 2021 was also a major customer for the fiscal years
ended 2020 and 2019. To the extent that such customer consistently represents a material
amount of revenues, please identify the customer and include disclosure that
describes the potential impact of the loss of such customer on the company.
                                                        Alternatively, please
explain to us why you do not believe the company is dependent on this customer. See Item
101(h)(4)(iv) of Regulation S-K.
 Kim Boyce
FirstName  LastNameKim   Boyce
Reflect Scientific Inc.
Comapany
June 7, 2021NameReflect Scientific Inc.
June 7,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Branden T. Burningham, Esq.